FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of October, 2009,

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F     X        Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

Yes _____    No     X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

N/A

Huaneng Power International, Inc.
West Wing, Building C, Tianyin Mansion
No. 2C Fuxingmennan Street
Xicheng District
Beijing, 100031 PRC

This Form 6-K consists of:

1.	an announcement on 2009 third quarterly report of Huaneng Power International, Inc. (the “Registrant”);

2.	an announcement on connected transaction regarding the establishment of joint venture by the Registrant; and

3.	an announcement on continuing connected transaction of the Registrant;

each made by the Registrant on October 21, 2009.

Document 1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

Third Quarterly Report of 2009

Pursuant to the regulations of the China Securities Regulatory Commission, Huaneng Power International, Inc. (the “Company”) is required to publish a quarterly report for each of the first and third quarters.

All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC Accounting Standards (“PRC GAAP”).

This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

1.	IMPORTANT NOTICE

1.1
The board of directors and the supervisory committee of the Company together with the members thereof and the senior management warrant that the information contained in this report does not contain any false statements, misleading representations or material omissions. All of them jointly and severally accept responsibility as to the truthfulness, accuracy and completeness of the content of this report.

1.2	All financial information set out in this quarterly report is unaudited and prepared in accordance with the PRC GAAP.

1.3
Mr. Cao Peixi (Chairman), Ms. Zhou Hui (person in charge of the accounting function) and Mr. Huang Lixin (person in charge of the Financial Department) warrant the truthfulness and completeness of the content of the third quarterly report of 2009.

1.4	This announcement is made pursuant to Rules 13.09 (1) and (2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

2.	COMPANY PROFILE

2.1	Major financial information and financial indicators (PRC GAAP)
(unaudited)

(Amount: In Rmb Yuan)

	End of current reporting period	End of last year	Variance from end of last year
			(%)

Total Assets	188,446,334,414	174,068,464,039	8.26
Owners’ equity (Shareholders’ equity)	39,776,509,412	38,045,928,339	4.55
Net assets per share attributable to shareholders of the listed company	3.30	3.16	4.43

	From the beginning of the year to the end of current reporting period (For the nine months ended 30 September)	Variance from equivalent period of last year
		(%)

Net cash inflow from operating activities	11,365,699,579	252.81
Net cash inflow from operating activities per share	0.94	248.15

	Current reporting period (For the third quarter ended 30 September)	From the beginning of the year to the end of current reporting period (For the nine months ended 30 September)	Variance from equivalent period of last year
			(%)

Net profit attributable to shareholders of the listed company	2,166,825,242	4,130,611,622	261.37
Basic earnings per share	0.18	0.34	261.90
Basic earnings per share after deducting non-recurring items	—	0.34	—
Diluted earnings per share	0.18	0.34	261.90
Fully diluted return on net assets (%)	5.45	10.38	Increased by 16.75 percent
Fully diluted return on net assets after deducting non-recurring items (%)	5.49	10.33	Increased by 17.04 percent

After deducting non-recurring items and amounts:

Total amount from the beginning of the year to the end of current reporting period (For the nine months ended 30 September)

Non-recurring item
Gains from disposal of non-current assets	20,524,748
Government grant recorded in income statement, excluding government grant closely related to the Company’s business and calculated according to national unified standards	129,677,857
Profit before taxation generated by acquiree before business combination under common control	5,071,658
Losses from the changes in fair value from held-for-trading financial assets , held-for-trading financial liabilities other than those hedging instruments relating to normal business, and investment income from disposal of held-for-trading financial assets , held-for-trading financial liabilities and available-for-sale financial assets	(60,561,630)
Reversal of provision for doubtful accounts receivable individually tested for impairments	2,629,998
Other non-operating income and expenses excluding the above items	(22,306,622)
Impact of minority interests	(20,877,402)

Tax impact of non-recurring items	(31,615,820)
----------------

Total	22,542,787
=========

Notes:

1.
Indicators such as shareholders’ equity, net assets per share, net profit and net profit after deducting non-recurring items described above are attributable to the ordinary shareholders of the Company.

2.
Related indicators after deducting non-recurring items in the same period of 2008 have been adjusted in accordance with the standard of “Interpretation on Information Disclosures of Listed Companies No.1- Non-recurring Items[2008]”.

3.
As for the subsidiaries from the business combination under common control in current reporting period, the company has adjusted their related assets, liabilities, operating results and cash flows for the period from the earliest beginning of the reporting period into the consolidated financial statements according to the relevant requirements of Accounting Standards for Business Enterprises.

2.2	Total number of shareholders and shareholding of the ten largest holders of shares in circulation as at the end of the reporting period

Total number of shareholders as at the end of the reporting period: 148,827 (including 148,120 holders of A shares, 562 holders of H shares and 145 holders of ADR).

Ten largest holders of shares in circulation without any selling restrictions

Name of shareholder (full name)	Number of shares in circulation without any selling restrictions as at the end of the reporting period	Type of shares

Hebei Provincial Construction Investment Company	603,000,000	A shares
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	A shares
Fujian Investment Enterprise Holdings Company	374,466,667	A shares
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	A shares
Dalian Municipal Construction Investment Company	301,500,000	A shares
Horizon Asset Management, Inc.	120,726,880	H shares
Nantong Investment Management Limited Company	90,079,703	A shares
Minxin Group Limited Company	72,000,000	A shares
Newgate Capital Management, LLC	31,454,320	H shares
Invesco PowerShares Capital Management, LLC	29,993,360	H shares

3	Significant Matters

3.1	Disclosure as to, and reasons for, material changes in accounting items and financial indices of the Company

☑ Applicable ☐ Not Applicable

	(1)	Composition of the Company’s assets

		(a)	Derivative financial assets as at the end of the period increased by 110.30% compared to the beginning of the period, mainly due to an increase in the fair value of hedging instruments.

		(b)	Advances to suppliers as at the end of the period increased by 205.26% compared to the beginning of the period, mainly due to an increase in prepayments for coal of unsettled prices.

		(c)	Interest receivable as at the end of the period decreased by 85.38% compared to the beginning of the period, mainly due to the receipt of interest receivable due.

	(d)	Other receivables as at the end of the period increased by 69.71% compared to the beginning of the period, mainly due to an increase in prepayments for projects.

	(e)	Current portion of non-current assets as at the end of the period increased by 90.46% compared to the beginning of the period, mainly due to an increase in finance lease receivables.

	(f)	Other current assets as at the end of the period increased by 42.64% compared to the beginning of the period, mainly due to an increase in advanced payments of income tax.

(g)
Available-for-sale financial assets as at the end of the period increased by 81.90% compared to the beginning of the period, mainly due to market value changes in stocks of Yangtze Power held by the Company.

	(h)	Construction-in-progress as at the end of the period increased by 57.02% compared to the beginning of the period, mainly due to the scale expansion of the Company.

	(i)	Other non-current assets as at the end of the period increased by 38.32% compared to the beginning of the period, mainly due to an increase in finance lease receivables.

	(j)	Derivative financial liabilities as at the end of the period decreased by 84.86% compared to the beginning of the period, mainly due to an increase in the fair value of hedging instruments.

	(k)	Notes payable as at the end of the period increased by 1,220.84% compared to the beginning of the period, mainly due to an increase in equipments payables.

	(l)	Advance from customers as at the end of the period increased by 6,003.64% compared to the beginning of the period, mainly due to an increase in sales amounts received in advance.

	(m)	Interest payables as at the end of the period increased by 56.69% compared to the beginning of the period, mainly due to an increase in drawdown of loans with the scale expansion of the Company.

(n)
Other current liabilities as at the end of the period increased by 94.88% compared to the beginning of the period, mainly due to the issuance of short-term bonds of RMB10 billion in the reporting period.

(o)
Non-current portion of the derivative financial liabilities as at the end of the period decreased by 89.62% compared to the beginning of the period, mainly due to an increase in the fair value of hedging instruments.

	(p)	Bonds payable as at the end of the period increased by 40.24% compared to the beginning of the period, mainly due to the issuance of medium-term bonds of RMB4 billion in the reporting period.

(q)
Other non-current liabilities as at the end of the period increased by 50.12% compared to the beginning of the period, mainly due to VAT refunds for purchasing domestic equipment during the reporting period.

(2)	Composition of the Company’s profit

(a)
The tax and levies on operations of the reporting period increased by 36.61% compared to the same period of last year, mainly due to an increase in value-added tax, based on which the tax on city maintenance and construction and the extra charges for education increased accordingly.

(b)
The financial expenses for the reporting period increased by 30.39% compared to the same period of last year, mainly due to the cessation of capitalizing borrowing costs for power plants newly put into commercial operations and an increase in drawdown of loans.

(c)
The reversal of assets impairment loss for the reporting period decreased by 95.12% compared to the same period last year, mainly due to more recovery of bad debts and reversal of provisions for doubtful accounts on receivables in the same period last year.

(d) The investment income for the reporting period increased by 93.15% compared to the same period of last year, mainly due to an increase in profits of associated companies.

(e) The income tax for the reporting period increased by 7,955.56% compared to the same period of last year, mainly due to the operating loss of the Company in the same period last year.

(f)
The Company’s net profit attributable to the shareholders of the Company for the reporting period increased by 261.37% compared to the same period of last year, mainly due to an increase in operating revenues attributed by the commencement of operations of new generation units and the carryover effect of tariff adjustments during the second half of 2008, combined with a decrease in fuel costs resulted from a decrease in fuel procurement prices.

(g) Profit attributable to the minority interests of the Company increased by 130.35% compared to the same period last year, mainly due to the operating loss of the Company in the same period last year.

3.2	The progress on significant matters and their impacts as well as the analyses and explanations for their solutions

☑ Applicable ☐ Not Applicable

(1)
On 21 April 2009, the Company entered into a “share transfer agreement for the transfer of 55% equity interest in Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company between China Huaneng Group and Huaneng Power International, Inc.” with China Huaneng Group (“Huaneng Group”) and another “share transfer agreement for the transfer of 41% equity interest in Huaneng Beijing Co-generation Limited Liability Company between Huaneng International Power Development Corporation (“HIPDC”) and Huaneng Power International, Inc.” with HIPDC, respectively (the above two agreements are collectively referred to as the “Transfer Agreements”). Pursuant to the Transfer Agreements, the Company had fully paid RMB1.076 billion and RMB1.272 billion (in aggregate RMB2.348 billion) to Huaneng Group and HIPDC, respectively. The Transfer Agreements were approved by the State-owned Assets Supervision and Administration Commission of the State Council (“SASAC”) on 11 September 2009. The Company has paid the considerations in full to each of Huaneng Group and HIPDC pursuant to the terms of Transfer Agreements. The Company´s controlling generation capacity and equity-based generation capacity were then increased by 2,045MW and 1,006 MW, respectively.

(2)
In addition, the transaction relating to the Company´s acquisition of 65% equity interest in Huaneng Qidong Wind Power Generation Co. Ltd. from Huaneng New Energy Industrial Holding Limited Company was approved by the SASAC. The Company has paid the consideration of RMB103 million in full to Huaneng New Energy Industrial Holding Limited Company on 17 September 2009. The Company´s controlling generation capacity and equity-based generation capacity were then increased by 92MW and 60MW, respectively.

(3)
The 1,000MW ultra-supercritical coal-fired generating unit (Unit No.1) at Haimen Power Plant Phase 1, which is wholly-owned by the Company, has commenced commercial operation at the end of July 2009 and its actual generation capacity in operation has reached 1,036MW. In addition, the No.4 generating unit (110MW) at Jining Power Plant ceased operation on and from 30 June 2009 and the No.2 generating unit (220MW) at Huaiyin Power Plant ceased operation on and from 1 January 2009. At present, the Company wholly-owns 18 operating power plants, and has controlling interests in 16 operating power plants and minority interests in 5 operating power companies within China. Such power plants are located in 12 provinces and 4 provincial-level municipalities in China. The Company also has a wholly-owned generation company in Singapore. The Company´s controlled generation capacity reaches 43,782MW and its equity-based generation capacity reaches 40,975 MW.

3.3	Status of performance of undertakings given by the Company, shareholders and de facto controller

☑ Applicable ☐ Not Applicable

China Huaneng Group and Huaneng International Power Development Corporation undertook not to trade their shares in the Company which are subject to selling restriction on the market within 60 months starting from 19 April 2006. Since the implementation on 19 April 2006, China Securities Registration and Settlement Limited

Liability Company (Shanghai branch) has been entrusted to hold such shares for the lock-up arrangement.

3.4
Disclosure as to, and reasons for, the warning in respect of forecast of a probable loss in respect of the accumulated net profit from the beginning of the financial year to the end of the next reporting period or any significant changes in profit as compared with that of the corresponding period of last year

☑ Applicable ☐ Not Applicable

Assuming that there are no significant adverse changes in the prices of thermal coal and tariff in the fourth quarter as compared to the present level, it is anticipated that a turnaround from loss to profit will occur for the period from the beginning of the financial year to the end of the next reporting period as compared to the same period last year.

3.5	Disclosure as to implementation of the cash dividend policy during the reporting period.

The Company convened a shareholders´ meeting on 18 June 2009 and passed the Profit Distribution Plan of the Company for 2008. Based on the total shares of the Company in issue, the Company would pay a cash dividend of RMB1 (inclusive of tax) per every 10 ordinary shares to its shareholders. Total cash dividends to be paid in aggregate would amount to RMB1,205,633,044. As at 30 September 2009, the above-mentioned cash dividends were paid in full.

By Order of the Board Huaneng Power International, Inc. Cao Peixi Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
21 October 2009

APPENDIX
HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
AS AT 30 SEPTEMBER, 2009

Amounts: In Rmb Yuan

	30 September 2009 Consolidated	31 December 2008 Consolidated	30 September 2009 The Company	31 December 2008 The Company
		(Restated)

ASSETS
CURRENT ASSETS
Cash	6,302,740,998	6,228,499,911	1,882,235,921	1,695,986,445
Derivative financial assets	32,552,430	15,479,384	—	—
Notes receivable	471,458,804	666,255,246	136,553,112	114,000,000
Accounts receivable	7,703,630,209	7,785,882,183	4,515,792,386	3,873,554,492
Advances to suppliers	2,037,079,233	667,332,042	1,472,946,419	662,095,113
Interest receivable	293,194	2,005,634	11,761,797	6,271,760
Dividend receivable	—	—	58,600,861	58,600,861
Other receivables	831,014,180	489,666,135	637,686,418	395,467,774
Inventories	3,896,102,772	5,502,968,618	1,996,222,078	2,831,029,858
Current portion of non-current assets	19,362,377	10,166,317	—	—
Other current assets	252,736,866	177,187,990	6,090,705,433	2,585,771,460
	-------------------------------	-------------------------------	---------------------------------	-------------------------------

Total current assets	21,546,971,063	21,545,443,460	16,802,504,425	12,222,777,763
	-------------------------------	-------------------------------	---------------------------------	-------------------------------

NON-CURRENT ASSETS
Available-for-sale financial assets	2,295,715,905	1,262,042,775	2,295,715,905	1,262,042,775
Derivative financial assets	2,944,848	—	—	—
Long-term equity investments	9,482,424,032	8,745,002,312	31,080,981,598	25,695,390,165
Fixed assets	99,317,126,436	98,079,136,699	51,749,321,723	49,047,844,984
Construction-in-progress	23,109,075,464	14,717,115,863	9,857,581,645	9,213,893,507
Construction materials	14,304,304,088	11,494,311,399	4,574,058,831	4,904,194,912
Intangible assets	6,904,046,036	6,846,702,235	1,702,081,903	1,714,544,159
Goodwill	10,828,942,007	10,672,965,231	1,528,308	1,528,308
Long-term deferred expenses	166,875,893	181,847,382	8,350,750	1,319,913
Deferred income tax assets	352,660,435	426,120,255	70,244,246	—
Other non-current assets	135,248,207	97,776,428	8,666,378,875	—
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Total non-current assets	166,899,363,351	152,523,020,579	110,006,243,784	91,840,758,723
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

TOTAL ASSETS	188,446,334,414	174,068,464,039	126,808,748,209	104,063,536,486
	=====================	=====================	=====================	=====================

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
(CONTINUED)
AS AT 30 SEPTEMBER, 2009

Amounts: In Rmb Yuan

	30 September 2009 Consolidated	31 December 2008 Consolidated	30 September 2009 The Company	31 December 2008 The Company
		(Restated)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans	20,891,426,844	28,945,487,670	14,448,000,000	9,638,000,000
Derivative financial liabilities	82,107,007	542,441,864	—	—
Notes payable	159,300,000	12,060,500	95,300,000	500,000,000
Accounts payable	3,621,935,596	3,253,106,150	2,128,288,613	1,326,695,016
Advance from customers	30,518,192	500,000	14,649	—
Salary and welfare payables	295,494,238	286,914,784	154,667,842	148,039,857
Taxes payables	(850,916,383)	475,140,854	(233,244,069)	180,771,747
Interest payables	678,264,755	432,861,731	482,060,179	255,214,986
Dividends payable	205,965,747	194,829,907	—	36,000,000
Other payables	7,207,180,756	6,746,282,191	3,997,500,884	3,597,667,784
Current portion of non- current liabilities	8,479,666,193	7,588,673,297	7,110,113,547	2,498,544,158
Other current liabilities	10,408,642,278	5,341,013,884	10,304,920,517	5,291,065,963
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Total current liabilities	51,209,585,223	53,819,312,832	38,487,622,162	23,471,999,511
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

NON-CURRENT LIABILITIES
Long-term loans	72,829,376,583	62,570,054,223	32,508,050,779	31,712,372,108
Derivative financial liabilities	1,790,029	17,241,800	—	—
Bonds payable	13,792,654,211	9,834,688,447	13,792,654,211	9,834,688,447
Long-term payable	24,481,387	—	—	—
Deferred income tax liabilities	1,289,302,759	1,091,023,185	—	9,519,743
Other non-current liabilities	2,105,757,411	1,402,688,253	2,001,817,737	1,311,529,960
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Total non-current liabilities	90,043,362,380	74,915,695,908	48,302,522,727	42,868,110,258

TOTAL LIABILITIES	141,252,947,603	128,735,008,740	86,790,144,889	66,340,109,769
	=====================	=====================	=====================	=====================

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY BALANCE SHEETS (PRC GAAP)
(CONTINUED)
AS AT 30 SEPTEMBER, 2009

Amounts: In Rmb Yuan

	30 September 2009 Consolidated	31 December 2008 Consolidated	30 September 2009 The Company	31 December 2008 The Company
		(Restated)

SHAREHOLDERS’ EQUITY
Share capital	12,055,383,440	12,055,383,440	12,055,383,440	12,055,383,440
Capital surplus	9,003,486,667	10,322,984,129	7,254,824,888	7,244,448,142
Surplus reserves	6,142,345,063	6,142,345,063	6,142,345,063	6,142,345,063
Undistributed profits	12,984,626,866	10,059,648,288	14,566,049,929	12,281,250,072
Currency translation differences	(409,332,624)	(534,432,581)	—	—
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Shareholder’s equity attributable to shareholders of the Company	39,776,509,412	38,045,928,339	40,018,603,320	37,723,426,717
Minority interests	7,416,877,399	7,287,526,960	—	—
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Total shareholders’ equity	47,193,386,811	45,333,455,299	40,018,603,320	37,723,426,717
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	188,446,334,414	174,068,464,039	126,808,748,209	104,063,536,486
	=====================	=====================	=====================	=====================

Legal representative: Cao Peixi	Person in charge of accounting function: Zhou Hui	Person in charge of accounting department: Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THE THIRD QUARTER ENDED 30 SEPTEMBER, 2009

Amounts: In Rmb Yuan

	For the third quarter ended 30 September, 2009 Consolidated	For the third quarter ended 30 September, 2008 Consolidated	For the third quarter ended 30 September, 2009 The Company	For the third quarter ended 30 September, 2008 The Company
		(Restated)

1. Operating revenue	21,082,046,549	20,261,364,781	11,695,706,620	10,473,539,313
Less: Operating cost	(17,075,572,557)	(21,353,043,830)	(9,052,811,331)	(11,420,885,337)
Tax and levies on operations	(39,885,422)	(27,158,006)	(15,724,821)	(2,862,673)
Selling expenses	(673,113)	(619,549)	—	—
General and administrative expenses	(559,258,080)	(528,175,707)	(401,230,665)	(324,410,938)
Financial expenses,net	(1,066,180,330)	(1,199,725,512)	(635,319,695)	(490,527,505)
Assets impairment loss	15,010	61,279,163	251,808	(13,298)
(Loss)/Profit from the changes in fair value	(28,063,676)	27,184,957	—	—
Add: Investment income	268,102,360	165,498,963	267,766,285	571,954,383
Including: Investment income from associates	231,039,512	114,533,040	230,703,437	114,212,049
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

2. Operating profit/(loss)	2,580,530,741	(2,593,394,740)	1,858,638,201	(1,193,206,055)
Add: Non-operating income	77,091,721	69,806,093	43,811,702	28,285,345
Less: Non-operating expenses	(30,717,423)	(15,011,376)	(20,988,748)	(4,074,805)
Including: loss on disposals of non-current assets	(564,967)	(2,051,412)	(564,967)	(1,824)
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

3. Profit/(Loss) before taxation	2,626,905,039	(2,538,600,023)	1,881,461,155	(1,168,995,515)
Less: Income tax expense	(349,728,528)	156,285,453	(161,841,230)	91,494,686
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

4. Net profit/(loss)	2,277,176,511	(2,382,314,570)	1,719,619,925	(1,077,500,829)
	=====================	=====================	=====================	=====================

Including: Net (loss)/profit generated by acquiree before business combination under common control	(48,223,441)	16,644,704	—	—
Attributable to:
Shareholders of the Company	2,166,825,242	(2,154,465,820)	1,719,619,925	(1,077,500,829)
Minority interests	110,351,269	(227,848,750)	—	—

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP) (CONTINUED)
FOR THE THIRD QUARTER ENDED 30 SEPTEMBER, 2009

Amounts: In Rmb Yuan

	For the third quarter ended 30 September, 2009 Consolidated	For the third quarter ended 30 September, 2008 Consolidated	For the third quarter ended 30 September, 2009 The Company	For the third quarter ended 30 September, 2008 The Company
		(Restated)

5.Earnings/(Loss) per share (based on the net profit/(loss) attributable to shareholders of the Company)
- Basic earnings/(loss) per share	0.18	(0.18)
- Diluted earnings/(loss) per share	0.18	(0.18)

Legal representative: Cao Peixi	Person in charge of accounting function: Zhou Hui	Person in charge of accounting department: Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2009

Amounts: In Rmb Yuan

	For the nine months ended 30 September, 2009 Consolidated	For the nine months ended 30 September, 2008 Consolidated	For the nine months ended 30 September, 2009 The Company	For the nine months ended 30 September, 2008 The Company
		(Restated)

1. Operating revenue	56,677,500,280	53,240,676,365	30,885,309,542	28,052,640,469
Less: Operating cost	(47,704,098,180)	(52,519,198,241)	(25,295,836,267)	(28,323,992,825)
Tax and levies on operations	(130,194,628)	(95,301,741)	(32,207,285)	(12,374,248)
Selling expenses	(1,269,467)	(1,314,128)	—	—
General and administrative expenses	(1,514,158,559)	(1,416,601,297)	(1,026,615,990)	(879,270,664)
Financial expenses, net	(3,379,113,903)	(2,591,515,261)	(1,894,448,177)	(794,351,770)
Assets impairment loss	3,112,522	63,790,406	274,335	1,633,379
Loss from the changes in fair value	(60,561,630)	(76,794,669)	—	—
Add: Investment income	662,223,762	342,859,830	788,448,267	956,160,275
Including: Investment income from associates	625,160,914	291,893,907	624,415,719	290,624,002
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

2. Operating profit/(loss)	4,553,440,197	(3,053,398,736)	3,424,924,425	(999,555,384)
Add:Non-operating income	169,914,820	174,331,747	131,349,307	74,299,082
Less: Non-operating expenses	(42,018,837)	(41,413,915)	(29,245,439)	(21,973,977)
Including: loss on disposals of non-current assets	(1,325,091)	(2,587,341)	(570,641)	(24,672)
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

3. Profit/(Loss) before taxation	4,681,336,180	(2,920,480,904)	3,527,028,293	(947,230,279)
Less:Income tax expense	(439,572,637)	(5,456,759)	(36,595,392)	(46,999,663)
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

4. Net profit/(loss)	4,241,763,543	(2,925,937,663)	3,490,432,901	(994,229,942)
	=====================	=====================	=====================	=====================

Including: Net (loss)/profit generated by acquiree before business combination under common control	(12,601,557)	173,657,999	—	—
Attributable to:
Shareholders of the Company	4,130,611,622	(2,559,645,659)	3,490,432,901	(994,229,942)
Minority interests	111,151,921	(366,292,004)	—	—

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY INCOME STATEMENTS
(PRC GAAP) (CONTINUED)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2009

Amounts: In Rmb Yuan

	For the nine months ended 30 September, 2009 Consolidated	For the nine months ended 30 September, 2008 Consolidated	For the nine months ended 30 September, 2009 The Company	For the nine months ended 30 September, 2008 The Company
		(Restated)

5. Earnings/(Loss) per share (based on the net profit/(loss) attributable to shareholders of the Company)
- Basic earnings/(loss) per share	0.34	(0.21)
- Diluted earnings/(loss) per share	0.34	(0.21)

Legal representative: Cao Peixi	Person in charge of accounting function: Zhou Hui	Person in charge of accounting department: Huang Lixin

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS
(PRC GAAP)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2009

Amounts: In Rmb Yuan

Items	For the nine months ended 30 September, 2009 Consolidated	For the nine months ended 30 September, 2008 Consolidated	For the nine months ended 30 September, 2009 The Company	For the nine months ended 30 September, 2008 The Company
		(Restated)

1. Cash flows generated from operating activities
Cash received from sales of goods and services rendered	62,847,131,066	60,049,432,943	35,165,834,560	32,114,019,276
Cash received from the tax return	—	2,325,994	—	—
Other cash received relating to operating activities	165,124,976	250,915,976	39,254,573	858,361,647
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Sub-total of cash inflows of operating activities	63,012,256,042	60,302,674,913	35,205,089,133	32,972,380,923
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Cash paid for goods and services received	(43,560,559,816)	(48,636,560,298)	(23,725,864,133)	(26,631,879,037)
Cash paid to and on behalf of employees	(2,595,503,252)	(2,506,704,741)	(1,636,746,540)	(1,580,209,806)
Payments of all types of taxes	(4,966,719,048)	(4,641,259,135)	(2,962,554,140)	(2,632,794,876)
Other cash paid relating to operating activities	(523,774,347)	(1,296,637,576)	(289,256,443)	(1,488,765,947)
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Sub-total of cash outflows of operating activities	(51,646,556,463)	(57,081,161,750)	(28,614,421,256)	(32,333,649,666)
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Net cash flows generated from operating activities	11,365,699,579	3,221,513,163	6,590,667,877	638,731,257
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS
(PRC GAAP) (CONTINUED)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2009

Amounts: In Rmb Yuan

Items	For the nine months ended 30 September, 2009 Consolidated	For the nine months ended 30 September, 2008 Consolidated	For the nine months ended 30 September, 2009 The Company	For the nine months ended 30 September, 2008 The Company
		(Restated)

2. Cash flows generated from investing activities
Cash received from disposals of investments or collection of loans	—	254,255,000	—	25,200,000
Cash received on investment income	273,153,765	381,759,151	627,536,311	824,448,029
Net cash received from disposals of fixed assets, intangible assets and other long-term assets	15,277,233	1,613,301	15,981,394	667,251
Other cash received relating to investing activities	8,820,847	37,952,011	—	—
	-------------------------------	-------------------------------	-------------------------------	-------------------------------
Sub-total of cash inflows of investing activities	297,251,845	675,579,463	643,517,705	850,315,280
	-------------------------------	-------------------------------	-------------------------------	-------------------------------
Cash paid to acquire fixed assets, intangible assets and other long-term assets	(16,453,450,999)	(18,818,814,855)	(5,256,858,609)	(11,967,701,856)
Cash paid for investments	(2,795,020,000)	(386,308,543)	(17,905,755,765)	(3,533,804,310)
Net cash paid to acquire subsidiaries and other operating units	—	(20,076,153,367)	—	—
Other cash paid relating to investing activities	—	(1,075,717)	—	—
	-------------------------------	-------------------------------	-------------------------------	-------------------------------
Sub-total of cash outflows of investing activities	(19,248,470,999)	(39,282,352,482)	(23,162,614,374)	(15,501,506,166)
	-----------------------------------------------------------------------------	-----------------------------------------------------------------------------	-----------------------------------------------------------------------------	-----------------------------------------------------------------------------
Net cash flows used in investing activities	(18,951,219,154)	(38,606,773,019)	(22,519,096,669)	(14,651,190,886)
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

3. Cash flows generated from financing activities
Cash received from investments	200,000,000	657,481,500	—	—
Including: cash received from minority shareholders of subsidiaries	200,000,000	605,481,500	—	—
Cash received from borrowings	63,139,495,034	61,289,310,179	39,890,000,000	22,358,052,685

HUANENG POWER INTERNATIONAL, INC.
UNAUDITED CONSOLIDATED AND THE COMPANY CASH FLOW STATEMENTS
(PRC GAAP) (CONTINUED)
FOR THE NINE MONTHS ENDED 30 SEPTEMBER, 2009

Amounts: In Rmb Yuan

Items	For the nine months ended 30 September, 2009 Consolidated	For the nine months ended 30 September, 2008 Consolidated	For the nine months ended 30 September, 2009 The Company	For the nine months ended 30 September, 2008 The Company
		(Restated)

Cash received from issuing long-term bonds and short-term bonds	13,899,850,000	8,913,302,352	13,899,850,000	8,913,302,352
Other cash received relating to financing activities	365,309,406	52,289,999	349,410,045	48,639,999
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Sub-total of cash inflows of financing activities	77,604,654,440	70,912,384,030	54,139,260,045	31,319,995,036
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Repayments of borrowings	(64,190,823,410)	(25,573,068,270)	(34,671,877,633)	(12,894,983,169)
Repayments for dividends, profit appropriation or interest expense payments	(5,506,803,056)	(7,092,464,301)	(3,336,291,953)	(4,991,417,702)
Including: dividends paid to minority shareholders of subsidiaries	(209,788,850)	(277,347,693)	—	—
Other cash paid relating to financing activities	(283,349,119)	(63,986,220)	(27,876,719)	(61,083,665)
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Sub-total of cash outflows of financing activities	(69,980,975,585)	(32,729,518,791)	(38,036,046,305)	(17,947,484,536)
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

Net cash flows generated from financing activities	7,623,678,855	38,182,865,239	16,103,213,740	13,372,510,500
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

4. Effect of foreign exchange rate changes on cash	29,598,958	(145,317,399)	6,728,745	4,380,289
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

5. Net increase/ (decrease) in cash	67,758,238	2,652,287,984	181,513,693	(635,568,840)
Add: cash at beginning of period	6,029,251,474	7,680,016,639	1,525,591,653	5,500,377,727
	-------------------------------	-------------------------------	-------------------------------	-------------------------------

6.Cash at end of period	6,097,009,712	10,332,304,623	1,707,105,346	4,864,808,887
	=====================	=====================	=====================	=====================

Legal representative: Cao Peixi	Person in charge of accounting function: Zhou Hui	Person in charge of accounting department: Huang Lixin

Document 2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONNECTED TRANSACTION
ESTABLISHMENT OF JOINT VENTURE

On 20 October 2009, the Board approved the entering into the Capital Contribution Agreement with Huaneng Group and HIPDC. Pursuant to the Capital Contribution Agreement, Huaneng Group, HIPDC and the Company agreed to make capital contribution in the ratios of 40%, 30% and 30%, respectively, for the joint establishment of Shidaowan Nuclear Power Plant with a registered capital of RMB1 billion for the development, construction, operation and management of four AP1000 pressurized water reactors, and for the production and sale of electricity and related products. The Company will fund such capital contribution by way of its internal cash surplus.

The Directors (including the independent non-executive Directors) are of the view that the terms and conditions of the Capital Contribution Agreement are in the interests of the Company and its shareholders as a whole.

Pursuant to the Hong Kong Listing Rules, Huaneng Group and HIPDC are connected persons of the Company. Accordingly, under Rule 14A.13(6) of the Hong Kong Listing Rules, the establishment of the joint venture company by the Company with Huaneng Group and HIPDC constitutes a connected transaction of the Company. Given that the relevant percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 2.5%, the transaction contemplated under the Capital Contribution Agreement shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

Extraordinary General Meeting

The Company is prepared to convene an extraordinary general meeting in December 2009 to prepare the relevant resolutions for obtaining the approval from the Independent Shareholders for the transaction contemplated under the Capital Contribution Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on the terms of the Capital Contribution Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the transaction contemplated under the Capital Contribution Agreement.

A circular containing, inter alia, further details regarding the transaction contemplated under the Capital Contribution Agreement, a letter from the Independent Board Committee, an opinion of the Independent Financial Adviser, together with a notice to convene the extraordinary general meeting to approve, inter alia, the Capital Contribution Agreement will be issued by the Company to the shareholders within 21 days from the date of publication of this announcement.

Relationship between the Company, Huaneng Group and HIPDC

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest independent electricity power suppliers in China, currently owning a generation capacity of 40,975 MW on equity basis.

Huaneng Group is principally engaged in the development, investment, construction, operation and management of power source; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

HIPDC was established as a sino-foreign joint venture company with the approval of the State Council. Its principal scope of business includes developing, constructing and operating power plants in China.

1

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds an 8.75% direct interest in the issued shares of the Company. Through its wholly-owned subsidiary, Hua Neng Group HK, Huaneng Group indirectly holds certain H shares of the Company, representing 0.17% of the issued shares of the Company. As at the date of this announcement, HIPDC is the controlling shareholder of the Company, holding 42.03% of the issued shares of the Company.

The relationship between the Company, Huaneng Group and HIPDC is illustrated as follows:

*
Huaneng Group, through Hua Neng Group HK, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

#	Of the 8.92% interest, 0.17% represents the interest in the H shares of the Company held by Huaneng Group through China Hua Neng Group HK.

Under the Hong Kong Listing Rules, Huaneng Group and HIPDC are connected persons of the Company. Accordingly, pursuant to Rule 14A.13(6) of the Hong Kong Listing Rules, the establishment of a joint venture company by the Company with Huaneng Group and HIPDC constitutes a connected transaction of the Company, subject to the relevant disclosure and/or independent shareholders approval requirements as stipulated in the Hong Kong Listing Rules.

CAPITAL CONTRIBUTION AGREEMENT

Major terms of the Capital Contribution Agreement are set out below:

(1)	Registered Capital:	RMB1 billion

(2)	Ratio of capital contribution:	Huaneng Group (40%) (i.e. RMB400 million, HIPDC (30%) (i.e. RMB300 million) and the Company (30%) (i.e. RMB300 million)

(3)	Method of contribution:	Cash payment

(4)	Timeframe for capital contribution:
The first payment of capital contribution in the amount of RMB500 million shall be paid by all parties according to their respective ratios of capital contribution within five (5) working days upon the convening of the first shareholders’ meeting of Shidaowan Nuclear Power Plant by depositing the relevant amount of capital contribution into a capital verification account. The balance of the capital contribution shall be paid before 31 December 2009. The Company will fund such capital contribution by way of its internal cash surplus.

(5)	Arrangement for project financing:
Total investment of the project (which is estimated to be RMB5 billion) shall be the amount as approved by the State. The amount of capital for the project shall be 20% of the total investment amount of the project. Pursuant to the needs of the progress of the project, each party shall contribute additional capital on a pro-rated basis in accordance with the stipulations of the State. Each party shall follow its ratio of capital contribution stipulated in this agreement, and contribute in full the increased amount of capital contribution within such timeframe according to the resolution of the shareholders’ meeting.

The project company shall raise finance with respect to the difference of amount between the total investment amount of the project and the amount of capital. In accordance with the needs of

2

the finance, each party shall provide guarantee for such amount of finance according to its ratio of capital contribution.

Pursuant to the Capital Contribution Agreement, Shidaowan Nuclear Power Plant shall comprise a board of directors with nine (9) directors, among whom Huaneng Group shall be entitled to nominate three (3) directors, HIPDC shall be entitled to nominate two (2) directors and the Company shall be entitled to nominate two (2) directors. There will be two (2) employee directors. Shidaowan Nuclear Power Plant will mainly be engaged in the development, construction, operation and management of four AP1000 pressurized water reactors, and for the production and sale of electricity and related products.

REASONS FOR THE ESTABLISHMENT OF THE JOINT VENTURE

Pursuant to the relevant arrangement for the State’s energy development, nuclear power will be one of the focus areas for future energy construction by the State. In accordance with the Company’s “Twelfth Five-year Plan” and long-term strategic development plan, the development and construction of nuclear power has an irreplaceable effect for the competitiveness enhencement, structural adjustment and long-term development of the Company. Entering the nuclear power sector is consistent with the strategic perspective of the Company. Against the background of the State’s ardent development of clean energy like nuclear power, there is a pressing need for the Company to optimize its structure, thereby lowering the operational risk as a whole and maintaining a healthy, sustainable development. It becomes essential that the Company enters the nuclear power sector as soon as possible.

This capital contribution is part of the ordinary investment development by the Company. It does not have any adverse impact to the financial position of the Company. From the current and long-term perspectives, a nuclear project has a relatively better return. This capital contribution provides a good opportunity for the Company to enter the nuclear sector, which is consistent with the development strategy and long-term benefit of the Company and will create a positive effect to the production operation and long-term development of the Company.

The Directors is of the view that the transaction contemplated under the Capital Contribution Agreement was entered into (1) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); (2) on terms that are fair and reasonable and in the interest of the Company and its shareholders as a whole; and (3) in the ordinary and usual course of business of the Company.

THE CONNECTED TRANSACTION UNDER THE HONG KONG LISTING RULES

Given that Huaneng Group and HIPDC are connected persons of the Company, the establishment of the joint venture company by the Company with Huaneng Group and HIPDC constitutes a connected transaction of the Company under Rule 14A.13(6) of the Hong Kong Listing Rules. Since the relevant percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 2.5%, the transaction contemplated under the Capital Contribution Agreement shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the transaction contemplated under the Capital Contribution Agreement requires Independent Shareholders’ approvals. The Company is prepared to convene an extraordinary general meeting in December 2009 to seek approval from Independent Shareholders for, inter alia, the transaction contemplated under the Capital Contribution Agreement. Huaneng Group, HIPDC and their respective associates (holding an aggregate of 6,142,217,863 ordinary shares in the Company, representing approximately 50.95% of the total issued shares of the Company as at the date of this announcement) will abstain from voting at such extraordinary general meeting, at which the proposed resolution will be passed by way of ordinary resolution and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the terms of the Capital Contribution Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders regarding the transaction contemplated under the Capital Contribution Agreement.

A circular containing, inter alia, further details of the transaction contemplated under the Capital Contribution Agreement, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor together with a notice to convene the extraordinary general meeting to approve, inter alia, the transaction contemplated under

3

the Capital Contribution Agreement will be issued by the Company to shareholders within 21 days from the date of publication of this announcement.

DEFINITIONS

“Board”	the board of Directors of the Company;

“Capital Contribution Agreement”
the capital contribution agreement for the establishment of Shidaowan Nuclear Power Development Limited Liability Company to be entered into between the Company, Huaneng Group and HIPDC as approved by the Board on 20 October 2009;

“Company”	Huaneng Power International, Inc.;

“Directors”	the directors of the Company;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“Huaneng Group”	China Huaneng Group;

“Hua Neng Group HK”	China Hua Neng Group Hong Kong Limited

“Independent Board Committee”
a committee of the Board established for the purpose of considering the transaction contemplated under the Capital Contribution Agreement, comprising independent non-executive Directors who are independent of the subject transaction;

“Independent Financial Adviser”	an independent financial adviser to be appointed to advise the Independent Board Committee on the transaction contemplated under the Capital Contribution Agreement;

“Independent Shareholders”	shareholders of the Company other than Huaneng Group, HIPDC and their respective associates;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC; and

“Shidaowan Nuclear Power Plant”	Shidaowan Nuclear Power Development Limited Liability Company (石島灣核電開發有限公司).

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
21 October 2009

4

Document 3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a Sino-foreign joint stock limited company incorporated in the People’s Republic of China)
(Stock Code: 902)

CONTINUING CONNECTED TRANSACTIONS

Huaneng Group Framework Agreement

On 20 October 2009, the Company entered into the Huaneng Group Framework Agreement with Huaneng Group, its ultimate controlling shareholder, for a term commencing on 1 January 2010 and expiring on 31 December 2010. Pursuant to the Huaneng Group Framework Agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates: (i) purchase of ancillary equipment and parts; (ii) purchase of coal and transportation services; (iii) sale of products; (iv) leasing of facilities, land and office spaces; (v) purchase of technical services and engineering contracting services; and (vi) provision of entrusted sale services. Such transactions will be conducted on an on-going basis and constitute continuing connected transactions under the Hong Kong Listing Rules. Among those six types of transactions, since the transaction scale in relation to the purchase of coal and transportation services exceeds 2.5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the conduct of such transactions shall be subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48. The transaction scale of each of the remaining five types of transactions does not exceed 2.5% of the applicable percentage ratios as calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, thus the conduct of such transactions shall only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirement.

Heat Sale Framework Agreement between Yangliuqing Co-generation Power Plant and Tianjin Jinan

On 20 October 2009, Yangliuqing Co-generation Power Plant (a non wholly-owned subsidiary of the Company) entered into the Heat Sale Framework Agreement with Tianjin Jinan for a term commencing on 1 January 2010 and expiring on 31 December 2010. Pursuant to the Heat Sale Framework Agreement, Yangliuqing Co-generation Power Plant will supply heat to Tianjin Jinan.

The Company holds a 55% interest in Yangliuqing Co-generation Power Plant and the remaining 45% is held by Tianjin Jinneng. Tianjin Jinan is a subsidiary of Tianjin Jinneng. Accordingly, Tianjin Jinneng and its subsidiaries and associates are connected persons of the Company. The heat supply transactions between Yangliuqing Co-generation Power Plant and Tianjin Jinan constitute continuing connected transactions of the Company.

As the cap of the anticipated heat sale and purchase revenue of the Heat Sale Framework Agreement for 2010 does not exceed 2.5% of the applicable percentage ratios calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the conduct of such transactions shall only be subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and shall be exempt from the Independent Shareholders´ approval requirements.

Extraordinary General Meeting

The Company will convene an extraordinary general meeting in December 2009 to table the relevant resolutions for obtaining the approval from the Independent Shareholders on the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement.

The Independent Board Committee of the Company will advise the Independent Shareholders on transactions relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions of purchase of coal and transportation services (including the proposed cap) under the Huaneng Group Framework Agreement.

A circular containing, inter alia, further details regarding the continuing connected transactions under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee, an opinion of the Independent Financial Adviser, together with a notice to convene the extraordinary general meeting to approve the conduct of the continuing connected transactions (including the proposed caps) contemplated under the Huaneng Group Framework Agreement will be issued by the Company to the shareholders within 21 days from the date of publication of this announcement.

Relationship between the Company and Huaneng Group

The Company and its subsidiaries mainly develop, construct, operate and manage large-scale power plants in China nationwide. It is one of the largest independent electricity power suppliers in China, owning a generation capacity of 40,975 MW on equity basis.

Huaneng Group is principally engaged in the the development, investment, construction, operation and management of power source; organizing the generation and sale of power (and heat); and the development, investment, construction, production and sale of products in relation to energy, transportation, new energy and environmental protection industries.

Huaneng Group is the controlling shareholder of HIPDC, holding a 51.98% direct interest and a 5% indirect interest in HIPDC. At the same time, Huaneng Group holds an 8.75% direct interest in the issued shares of the Company. Through its wholly-owned subsidiary, China Hua Neng Group Hong Kong Limited (“China Hua Neng Group HK”), Huaneng Group indirectly holds certain H shares of the Company, representing 0.17% of the issued shares of the Company. As at the date of this announcement, HIPDC is the controlling shareholder of the Company, holding 42.03% of the issued shares of the Company.

The relationship between the Company and Huaneng Group is illustrated as follows:

*
Huaneng Group, through China Hua Neng Group HK, indirectly holds a 100% interest in Pro-Power Investment Limited while Pro-Power Investment Limited holds a 5% interest in HIPDC. Therefore, Huaneng Group holds a 5% indirect interest in HIPDC.

#	Of the 8.92% interest, 0.17% represents the interest in the H shares of the Company held by Huaneng Group through China Hua Neng Group HK.

Under the Hong Kong Listing Rules, Huaneng Group is a connected person of the Company while the transactions between the Company and Huaneng Group (including its subsidiaries and associates) constitute connected transactions of the Company, subject to the relevant disclosures and/or independent shareholders approval requirements as stipulated in the Hong Kong Lising Rules.

Huaneng Group Framework Agreement

The Company has entered into a framework agreement with Huaneng Group’s subsidiaries on 21 October 2008 for the purpose of governing the conduct of certain continuing connected transactions between the Company and Huaneng Group (and its subsidiaries and associates) in 2009. Such agreement will expire on 31 December 2009. In order to continue such transactions, the Company, as approved by the Board, entered into the Huaneng Group Framework Agreement with Huaneng Group on 20 October 2009 for a term commencing on 1 January 2010 and expiring on 31 December 2010. Pursuant to the agreement, the Company will conduct the following transactions with Huaneng Group and its subsidiaries and associates on an on-going basis:

(1)           Purchase of ancillary equipment and parts

Due to operational needs, the Company has to outsource ancillary equipment and parts (mainly including the raw materials and equipment for the infrastructure construction work for power plants) for the purpose of renovation and maintenance. Pursuant to the framework agreement endered into on 21 October 2008 with respect to the purchase of ancillary equipment and parts in 2009 by the Company from Huaneng Group and its subsidiaries and associates, the annual cap of such transactions for 2009 was set at RMB 1.12 billion (please refer to the announcement of the Company dated 22 October 2008). During the period from 1 January 2009 to 30 September 2009, the aggregate transaction amount (unaudited) in respect of the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB 750 million. It is estimated that at the end of 2009, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2009. According to the management policy of the Company and its subsidiaries, the Company will through tender process enter into arrangement with entities which can offer the lowest prices/most favorable terms to the Company for the purchase of ancillary equipment and parts. As such, Company and its subsidiaries purchased part of the ancillary equipment and parts during 2009 from independent third parties at prices which were relatively lower than the prices offered by Huaneng Group and its subsidiaries and associates. For 2010, the aggregate transaction amount with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement is estimated not to exceed RMB537 million, lower than the anticipated transaction amount of 2009. Such cap is estimated on the basis of the existing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, as well as taking into account the benefit of offering favorable prices on bulk purchases by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of ancillary equipment and parts is that they are able to offer more favorable prices for bulk purchase of ancillary equipment and parts. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for ancillary equipment and parts, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the ancillary equipment and parts in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of ancillary equipment and parts by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of ancillary equipment and parts. In addition, the payment of such purchases will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to such framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of ancillary equipment and parts as contemplated by the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB537 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(2)           Purchase of coal and transportation services

Coal is the major raw material of the Company for power generation. Pursuant to the Huaneng Group Framework Agreement, the Company will purchase coal and coal transportation services from Huaneng Group and its subsidiaries and associates at prices and charges calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the transportation service shall be no less favorable than those offered by independent third parties to the Company for the same or similar type of coal supply or transportation services.

Pursuant to the framework agreement entered into on 22 October 2008 with respect to the purchase of coal and transportation services in 2009 by the Company from Huanang Group and its subsidiaries and associates, the cap of the aggregate transaction amount for 2009 was set at RMB8.39 billion (please refer to the announcement dated 22 October 2008 and the circular dated 7 November 2008 issued by the Company). During the period from 1 January 2009 to 30 September 2009, the aggregate transaction amount (unaudited) for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB2.76 billion. It is estimated that at the end of 2009, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2009. The cap of the transaction amount for purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement in 2010 is estimated to be RMB8.347 billion, which is close to the anticipated transaction amount of 2009. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement. The cap of such amount is set on the basis of the prevailing overall business scale and operation of the power plants of the Company, and the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account the benefit of offering favorable terms on bulk purchase by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the supply of coal and transportation services is that they can offer more favorable terms for bulk purchase of coal and transportation services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable terms for purchases of coal and transportation services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with coal and transportation in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, Huaneng Group and its subsidiaries and associates operate a sizeable fleet specializing in the provision of domestic maritime transportation services in China. Given that the reliability and the relative high quality of management and transportation services provided by Huaneng Group and its subsidiaries and associates could reduce operational risks and enhance the efficiency of the daily operation of the Company, the Directors are of the view that the transactions for the purchase of coal and transportation services from Huaneng Group and its subsidiarties and associates contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the transaction scale for the purchase of coal and transportation services from Huaneng Group and its subsidiaries and associates calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules exceed 2.5%, such transactions are therefore subject to the reporting, announcement and Independent Shareholders’ approval requirements under Rules 14A.45 to 14A.48 of the Hong Kong Listing Rules.

(3) Sale of products

To be more cost-efficient in management, the Company’s subsidiary(ies) will be engaging in centralising the purchase of fuel and other related products for certain power plants of Huaneng Group and its subsidiaries and associates. The products sold by the Company to Huaneng Group and its subsidiaries and associates are mainly imported coal, the prices and charges of which are calculated by reference to RMB/ton and the actual weight of carriage, with arm’s length terms taking into account the then market conditions, and in any event the terms of the purchases of coal and the related products shall be no less favourable than those offered by independent third parties to the Company for the same or similar type of coal supply and the related products services. The Company has not conducted similar transactions with Huaneng Group and its subsidiaries and associates in 2006, 2007 and 2008. During the period from 1 January 2009 to 30 September 2009, the transaction amount for sale of products between the Company and Huaneng Group and its subsidiaries and associates was RMB0. The payment of the consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties pursuant to the Huaneng Group Framework Agreement. For 2010, the transaction amount with respect to the sale of products between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB1.28 billion. Such cap is based on the estimation of the coal and other related products required by four power plants of Huaneng Group and its subsidiaries and associates for 2010. These four power plants together have a generation capacity over 2,730 MW. In anticipation of the existing overall business scale and operation of the relevant parties, the Company considers the above cap is necessary in order to optimize the development opportunities.

The Company is of the view that sale of products to the power plants of Huaneng Group and its subsidiaries and associates can bring about operation benefits for the Company. The Board (including the independent non-executive Directors) is of the view that the transactions for sale of products to Huaneng Group and its subsidiaries and associates pursuant to the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm´s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transactions in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders´ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB1.28 billion), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(4)           Leasing of facilities, land and office spaces

For operational needs, the Company has to rent facilities, land and office spaces (mainly power transmission and transformation assets, power plants land and power office spaces) from Huaneng Group and its subsidiaries and associates. Pursuant to the framework agreement entered into on 21 October 2008 with respect to the leasing of power transmission and transformation assets, power plant land and office spaces in 2009 by the Company from Huaneng Group and its subsidiaries and associates, thecap of the relevant transaction amount for 2009 was set at RMB169 million (please refer to the announcement dated 22 October 2008 issued by the Company). During the period from 1 January 2009 to 30 September 2009, the aggregate fee (unaudited) which has already been paid by the Company to Huaneng Group and its subsidiaries and associates for leasing of the power transmission and transformation facilities, land and office was RMB126 million. It is estimated that at the end of 2009, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2009. Pursuant to the Huaneng Group Framework Agreement, the aggregate transaction amount with respect to the leasing of facilities, land and office spaces by the Company from Huaneng Group and its subsidiaries and associates to the Company in 2010 is estimated not to exceed RMB216 million, higher than the anticipated transaction amount of 2009. Following the completion of acquisition of several power plants from Huaneng Group and its subsidiaries and associates during the year, the operational scale of the Company has increased accordingly. It is anticipated that the Company will continue to require extra facilities, land and office spaces to satisfy its operational needs. The estimate of such cap amount is based on the prevailing overall business scale and operation of the power plants of the Company, the anticipated development and growth of such power plants as deemed reasonable by the Company, taking into account the benefit of favorable prices offered by Huaneng Group and its subsidiaries and associates.

In respect of leasing facilities, land and office space, taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for leasing facilities, land and office spaces, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the facilities, land and office spaces in a timely and reliable manner, thereby minimizing the management and operational costs of the Company.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the leasing of power transmission and transformation facilities, land and office spaces to the Company by Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the leasing terms and prices no less favourable than those offered to the Company by independent third parties for the same or similar types of facilities, land and office spaces. In addition, the payment will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the leasing of power transmission and transformation facilities, land and office spaces contemplated under the Huaneng Group Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are exempt from the Independent Shareholders’ approval requirements. In addition,the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB216 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(5)           Purchase of technical services and engineering contracting services

As a power company, the Company has to outsource information technology services and industry-specific technical and engineering contracting services to meet its operation and production needs. Such services mainly include maintenance of power plants monitoring system, real-time consolidation of project data, trial run of generating units, monitoring of facilities construction work of power plants and other ancillary services relating to operation. Pursuant to the relevant framework agreement entered into on 22 October 2008 with respect to the purchase of technical services and engineering contracting services by the Company from Huanang Group and its subsidiaries and associates, the cap for the aggregate transaction amount for 2009 was set at RMB237 million (please refer to the announcement of the Company dated 22 October 2008). During the period from 1 January 2009 to 30 September 2009, the aggregate transaction amount (unaudited) for the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates was approximately RMB142 million. It is estimated that at the end of 2009, the actual aggregate transaction amount will not exceed the anticipated transaction amount of 2009. Pursuant to the Huaneng Framework Agreement, the transaction amount with respect to the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and its associates in 2010 is estimated not to exceed RMB505 million, higher than the anticipated transaction amount of 2009. The estimate of such cap is based on the prevailing overall business scale and operation of the power plants of the Company as well as the anticipated development and growth of such power plants as deemed reasonable by the Company, having taken into account the benefit of favorable prices for the purchase of technical services and engineering contracting services offered by Huaneng Group and its subsidiaries and associates.

The competitive advantage of Huaneng Group and its subsidiaries and associates in the provision of technical services and engineering contracting services is that they can offer more favorable prices for the provision of technical services and engineering contracting services. Taking into consideration the ability of Huaneng Group and its subsidiaries and associates to offer more favorable prices for the provision of technical services and engineering contracting services, and owing to their close relationships with the Company, Huaneng Group and its subsidiaries and associates are able to provide the Company with the technical services and engineering contracting services in a timely and reliable manner, thereby minimizing the management and operational costs of the Company. In addition, certain subsidiaries and associates of Huaneng Group specialize in the research of information technology and domestic renewable energy technology, as well as the installation of thermal power facilities in the PRC. Given the ability of Huaneng Group and its subsidiaries and associate to provide reliable and efficient information technology services, and advanced and comprehensive industry-specific technology services and engineering contracting services, the operation costs of the Company can thus be reduced.

Pursuant to the Huaneng Group Framework Agreement, the terms and the prices with respect to the purchase of technical services and engineering contracting services by the Company from Huaneng Group and its subsidiaries and associates are negotiated at arm’s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by independent third parties for the same or similar types of technical services and engineering contracting services. In addition, the payment of consideration will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for the purchase of technical services and engineering contracting services as contemplated under the Huaneng Framework Agreement were entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favourable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are

exempt from the Independent Shareholders’ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual reviews of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB505 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

(6)           Provision of entrusted sale services

The “provision of entrusted sale services” by the Company from Huaneng Group and its subsidiaries and associates involve mainly the use of power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation by the Company. The Company has not conducted similar transactions with Huaneng Group and its subsidiaries and associates in 2006, 2007 and 2008. During the period from 1 January 2009 to 30 September 2009, the transaction amount was RMB0. For 2010, the transaction amount with respect to the such services between the Company and Huaneng Group and its subsidiaries and associates is estimated to be RMB67 million. Such cap is estimated on the basis of the existing overall business scale and operation of the relevant parties and the anticipated development of such transaction as deemed reasonable by the Company. As the Company owns relatively advanced power generating units, the use by the Company of the power generation quota of Huaneng Group and its subsidiaries and associates for substituted power generation can bring about higher revenues for both parties.

Pursuant to the Huaneng Group Framework Agreement, the terms and prices with respect to the provision of aforesaid entrusted sale services between the Company and Huaneng Group and its subsidiaries and associates are negotiated at arm´s length terms, taking into account the then prevailing market conditions; but in any event at the terms and prices no less favorable than those offered to the Company by an independent third party for the same or similar type of services. In addition, payment will be settled in cash in arrears, or in accordance with the payment terms agreed by the relevant parties in the contracts to be entered into pursuant to the framework agreement.

The Board (including the independent non-executive Directors) is of the view that the transactions for purchase of generation quota services pursuant to the Huaneng Group Framework Agreement were entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm´s length basis or on terms no less favorable than terms offered by the Company to independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the subject transactions calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are therefore only subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules but are

exempt from the Independent Shareholders´ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of the annual review of these continuing connected transactions. If the actual aggregate amount of such transactions during the year ending 31 December 2010 exceeds the above cap (i.e. RMB67 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

Heat Sale Framework Agreement between Yangliuqing Co-generation Power Plant and Tianjin Jinan

The Company convened an annual general meeting on 18 June 2009 and approved the acquisition of a 55% interest in Yangliuqing Co-generation Power Plant from Huaneng Group (please refer to the announcement issued by the Company on 22 April 2009 and the circular issued on 4 May 2009).

Tianjin Jinneng holds a 45% interest in Yangliuqing Co-generation Power Plant, Tianjin Jinneng is an investment enterprise established in the PRC, mainly engaged in the investment, development, operation and management of energy infrastructure (including power, heat, natural gas, coal gas, energy-saving projects) and hi-tech industries. Tianjin Jinneng does not hold any shares in the Company. Tianjin Jinan is a subsidiary of Tianjin Jinneng.

As Tianjin Jinneng holds a 45% interest in Yangliuqing Co-generation Power Plant, Tianjin Jinneng and its subsidiaries and associates becomes connected persons of the Company upon completion of the acquisition, the approval of which was granted by the State-owned Assets Supervision and Administration Commission of the State Council on 11 September 2009. Heat supply transactions between Yangliuqing Co-generation Power Plant and Tianjin Jinneng and its subsidiaries and associates constitute continuing connected transactions of the Company and shall be subject to the disclosure and/or Independent Shareholders´ approval requirements under the Hong Kong Listing Rules.

The revenues in relation to the sale of heat by Yangliuqing Co-generation Power Plant to Tianjin Jinan in 2006, 2007 and 2008 were RMB37,397,653.59, RMB46,167,874.28 and RMB71,795,416.60 respectively, of which the figure of 2006 was unaudited. During the period from 1 January 2009 to 30 September 2009, the revenues in relation to the sale of heat by Yangliuqing Co-generation Power Plant to Tianjin Jinan was (unaudited) approximately RMB68.84 million. There was no such sale of heat transaction during the period from completion of the acquisition to the date of this announcement. The revenue in relation to the sale of heat by Yangliuqing Co-generation Power Plant to Tianjin Jinan for the period from 1 October 2009 to 31 December 2009 is estimated to be approximately RMB52.12 million, which does not exceed 0.1% of the applicable percentage ratios calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules. Such transaction is therefore exempt from the reporting, announcement and the independent shareholders’ approval requirements. If the actual amount of such transaction during the year ending 31 December 2009 exceeds 0.1% of the applicable percentage ratios calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules, the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

Tianjin Jinan is a long-term customer of Yangliuqing Co-generation Power Plant. Owing to the established long-term relationship, the Board is of the view that the continuing connected transaction on heat sale between Yangliuqing Co-generation Power Plant and Tianjin Jinan is necessary for the Company and Yangliuqing Co-generation Power Plant and is in line with the anticipated development and growth of the overall scale and business of the Company.

On 20 October 2009, Yangliuqing Co-generation Power Plant entered into the Heat Sale Framework Agreement with Tianjin Jinan, the main terms and conditions of which are as follows:

1 Term:	1 January 2010 to 31 December 2010.

2. Price of heat:	according to the documents on the price of heat examined and approved by Tianjin Price Bureau; to be paid monthly by cheque.

After considering the relevant historical transactions and the anticipated growth in sales and the future development of the business of Yangliuqing Co-generation Power Plant, the Company anticipates that the heat sales revenues for 2010 will not exceed RMB124 million.

The Board (including the independent non-executive Directors) is of the view that the transaction under the Heat Sale Framework Agreement was entered into: (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms (on arm’s length basis or on terms no less favorable to the Company than terms available from independent third parties); and (3) on terms and the proposed cap that are fair and reasonable and in the interest of the Company and its shareholders as a whole.

As the applicable percentage ratios relating to the scale of the transaction in question calculated in accordance with Rule 14.07 of the Hong Kong Listing Rules do not exceed 2.5%, such transactions are only subject to the reporting and announcement under Rules 14A.45 to 14A.47 of the Hong Kong Listing Rules and is exempt from Independent Shareholders´ approval requirements. In addition, the Company will, with respect to the transactions in question, comply with the requirements under Rule 14A.37 to 14A.40 of the Hong Kong Listing Rules in respect of conducting annual review of the continuing connected transactions. If the actual amount of such transactions exceeds the above cap (i.e. RMB124 million), the Company will further comply with the requirements under Rule 14A.36 of the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

Under the Hong Kong Listing Rules, the conduct of purchase of coal and transportation services by the Company from Huaneng Group and its subsidiaries and associates under the Huaneng Group Framework Agreement requires Independent Shareholders’ approvals. However, pursuant to the Shanghai Listing Rules, the conduct of all transactions with Huaneng Group (together with its subsidiaries and associates, all being treated as concerted related parties of the Company under the Shanghai Listing Rules) as set out in this announcement shall be approved by the Independent Shareholders of the Company. The Company will convene an extraordinary general meeting in December 2009 to seek approval from Independent Shareholders for the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement. Huaneng Group and its associates (holding an aggregate of 6,142,217,863 ordinary shares in the Company, representing approximately 50.95% of the total issued shares of the Company as at the date of this announcement) will abstain from voting in the resolutions with respect to the conduct of the continuing connected transactions (including the relevant proposed caps) contemplated under the Huaneng Group Framework Agreement at such extraordinary general meeting, at which the proposed resolutions will be passed by way of ordinary resolutions and voting will be taken by way of poll in accordance with the requirements of the Hong Kong Listing Rules.

To comply with the requirements of the Hong Kong Listing Rules, the Independent Board Committee of the Company will advise the Independent Shareholders in connection with the terms of the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement. An independent financial adviser will be appointed to advise the Independent Board Committee and the Independent Shareholders regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement.

A circular containing, inter alia, further details of the continuing connected transactions for the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement, a letter from the Independent Board Committee, an opinion of the Independent Financial Advisor together with a notice to convene the extraordinary general meeting to approve, inter alia, the continuing connected transactions (including the proposed cap) for the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement (including the proposed cap) will be issued by the Company to shareholders within 21 days from the date of publication of this announcement.

Under the Hong Kong Listing Rules, the Independent Financial Adviser is required to opine only on the continuing connected transactions relating to the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement and, in which case, the Independent Financial Adviser will not provide opinions on the other transactions contemplated under the Huaneng Group Framework Agreement (the “Other Transactions”). Notwithstanding such arrangement, the Company still plans to include details of the Other Transactions in the circular to be issued so that shareholders of the Company will have a full picture of all transactions as contemplated under the Huaneng Group Framework Agreement. The Company believes that on such basis, the Independent Shareholders will be provided with sufficient information so as to make an informed decision in the voting of the relevant proposed resolutions.

DEFINITIONS

“associates”	has the meaning ascribed to it in the Hong Kong Listing Rules;

“Board”	the board of Directors of the Company;

“Company”	Huaneng Power International, Inc. and its subsidiaries;

“Directors”	the directors of the Company;

“Heat Sale Framework Agreement”	the heat sale framework agreement entered into between Yangliuqing Co-generation Power Plant and Tianjin Jinan on 20 October 2009;

“HIPDC”	Huaneng International Power Development Corporation;

“Hong Kong Listing Rules”	The Rules Governing the Listing of Securities on the Hong Kong Stock Exchange;

“Huaneng Group”	China Huaneng Group;

“Huaneng Group Framework Agreement”
the “framework agreement on the continuing connected transactions (for 2010) between Huaneng Power International, Inc. and China Huaneng Group” entered into between the Company and Huaneng Group on 20 October 2009;

“Independent Board Committee”
a committee of the Board established for the purpose of considering the transaction regarding the purchase of coal and transportation services contemplated under the Huaneng Group Framework Agreement, comprising independent non-executive Directors who are independent of the subject transactions;

“Independent Financial Adviser”
an independent financial adviser to be appointed to advise the Independent Board Committee and the Independent Shareholders on the transactions regarding the purchase of coal and transportation services (including the proposed cap) contemplated under the Huaneng Group Framework Agreement;

“Independent Shareholders”	shareholders of the Company other than Huaneng Group and its associates;

“PRC” or “China”	The People’s Republic of China;

“RMB”	Renminbi, the lawful currency of the PRC;

“Shanghai Listing Rules”	The Rules Governing the Listing of securities on the Shanghai Stock Exchange;

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“Tianjin Jinan”	Tianjin Jinan Co-generation Power Company Limited;

“Tianjin Jinneng”	Tianjin Municipal Jinneng Investment Corporation;

“subsidiaries”	has the meaning ascribed to it in the Hong Kong Listing Rules; and

“Yangliuqing Co-generation Power Plant”	Tianjin Huaneng Yangliuqing Co-generation Limited Liability Company.

By Order of the Board Gu Biquan Company Secretary

As at the date of this announcement, the directors of the Company are:

Cao Peixi
(Executive Director)
Huang Long
(Non-executive Director)
Wu Dawei
(Non-executive Director)
Huang Jian
(Non-executive Director)
Liu Guoyue
(Executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Liu Jipeng
(Independent Non-executive Director)
Yu Ning
(Independent Non-executive Director)
Shao Shiwei
(Independent Non-executive Director)
Zheng Jianchao
(Independent Non-executive Director)
Wu Liansheng
(Independent Non-executive Director)

Beijing, the PRC
21 October 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By	/s/ Gu Biquan

Name:	Gu Biquan

Title:	Company Secretary

Date:    October 21, 2009